Hibear

Profit and Loss
January - December 2020

	TOTAL
Income	
SALES	-538.68
PayPal Sales	30.00
Soft Goods	60.00
Total SALES	**-448.68**
Total Income	**$ -448.68**
Cost of Goods Sold	
Cost of Goods Sold	-26,007.61
Art Development	-214.00
COGS - Bottles	21,772.00
Total Cost of Goods Sold	**-4,449.61**
Total Cost of Goods Sold	**$ -4,449.61**
GROSS PROFIT	**$4,000.93**
Expenses	
Advertising & Marketing	-92,936.52
Advertising Software	2,644.17
Awards	591.65
Content Production - Photo	678.49
Content Production - Video	6,290.00
Other Advertising	22,124.22
Paid Ad - Misc	2,488.82
Paid PR	1,549.00
Paid Social Posts	850.00
Printing & Collateral	67.21
Product Comps - Promo	459.71
Social Media Ads - FB & IG	22,081.23
Social Media Ads - TikTok	100.00
Total Advertising & Marketing	**-33,012.02**
Association & Industry Dues	0.00
Bank Charges & Fees	0.29
CC Fees	-95.00
Total Bank Charges & Fees	**-94.71**
Car & Truck	-78.26
Charitable Contributions	-500.00
Contractors	0.00
Contractor Bonus	0.00
Total Contractors	**0.00**
Insurance	-1,298.75

Hibear

Profit and Loss
January - December 2020

	TOTAL
Interest Paid	-8,885.56
Loan Interest	-989.11
Total Interest Paid	**-9,874.67**
Legal & Professional Services	-1,676.60
Legal	-1,025.80
Total Legal & Professional Services	**-2,702.40**
Meals & Entertainment	-264.14
Merchant Processing Fees	-9,995.72
Indiegogo Fees	334.98
Kickstarter Fees	7,908.38
PayPal Fees	1.17
Shopify Fees	2.34
Stripe Fees	1,546.66
Total Merchant Processing Fees	**-202.19**
Office Supplies & Software	-712.70
Software	233.60
Total Office Supplies & Software	**-479.10**
Postage	-587.35
Rent & Lease	-1,689.00
Research & Development	-96.60
Taxes & Licenses	-15.00
Travel	-509.16
Uncategorized Expense	-115.12
Website Expenses	-340.85
Total Expenses	**$ -51,859.32**
NET OPERATING INCOME	$55,860.25
NET INCOME	$55,860.25

Hibear

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Novo	99,091.45
PayPal Bank	0.00
Stripe	16.78
Venmo	29.17
Total Bank Accounts	**$99,137.40**
Other Current Assets	
Inventory	
Work In Progress-Inventory	24,918.94
Total Inventory	**24,918.94**
Undeposited Funds	0.00
Total Other Current Assets	**$24,918.94**
Total Current Assets	**$124,056.34**
Fixed Assets	
Tooling	34,514.79
Total Fixed Assets	**$34,514.79**
Other Assets	
Organizational Costs	3,401.00
Patent	1,675.80
Start Up Costs	138,165.36
Trademark	1,025.60
Total Other Assets	**$144,267.76**
TOTAL ASSETS	**$302,838.89**

Hibear

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit card (0489)	507.99
Credit card (0497)	0.00
Total Credit Cards	**$507.99**
Other Current Liabilities	
EIDL Advance	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$507.99**
Long-Term Liabilities	
Convertible Notes	
Fund I, Reno Seed Advisors LP #1	50,000.00
Total Convertible Notes	**50,000.00**
Prepaid Sales	
Indiegogo Sales	2,894.00
Kickstarter Sales	106,460.05
Prepaid Shipping	11,894.00
Total Prepaid Sales	**121,248.05**
SBA Loan (UMW)	130,354.85
Total Long-Term Liabilities	**$301,602.90**
Total Liabilities	**$302,110.89**
Equity	
Common Stock	728.00
Opening Balance Equity	0.00
Owner’s Investment	0.00
Owner’s Pay & Personal Expenses	0.00
Retained Earnings	-55,860.25
Net Income	55,860.25
Total Equity	**$728.00**
TOTAL LIABILITIES AND EQUITY	**$302,838.89**

Hibear

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	55,860.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory:Work In Progress-Inventory	-24,918.94
Credit card (0489)	-811.49
Credit card (0497)	0.00
EIDL Advance	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-25,730.43**
Net cash provided by operating activities	**$30,129.82**
INVESTING ACTIVITIES	
Tooling	-19,564.79
Organizational Costs	-3,401.00
Patent	-1,675.80
Start Up Costs	-138,165.36
Trademark	-1,025.60
Net cash provided by investing activities	**$ -163,832.55**
FINANCING ACTIVITIES	
Convertible Notes:Fund I, Reno Seed Advisors LP #1	50,000.00
Prepaid Sales:Indiegogo Sales	2,894.00
Prepaid Sales:Kickstarter Sales	106,460.05
Prepaid Sales:Prepaid Shipping	11,894.00
SBA Loan (UMW)	-9,786.45
Common Stock	728.00
Opening Balance Equity	-83.00
Owner's Pay & Personal Expenses	5,652.83
Net cash provided by financing activities	**$167,759.43**
NET CASH INCREASE FOR PERIOD	**$34,056.70**
Cash at beginning of period	65,080.70
CASH AT END OF PERIOD	**$99,137.40**